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         FORM 5                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB Approval
-------------------------                            WASHINGTON, D.C. 20549                           ------------------------------
[ ] Check box if no                                                                                    OMB Number:        3235-0362
    longer subject to                                                                                  Expires:    January 31, 2005
    Section 16. Form 4                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Estimated average burden
    or Form 5 obligations                                                                              hours per response.......1.0
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
[ ] Form 3 Holdings           Section 17(a) of the Public Utility Holding Company Act of 1935 or
    Reported                          Section 30(f) of the Investment Company Act of 1940
[ ] Form 4 Transactions
    Reported

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
1.  Name and Address of Reporting Person*    2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                OXiGENE, Inc. OXGN
    Eppner         Gerald          A                                                         [X] Director        [ ] 10% Owner
    ---------------------------------------  ----------------------------------------------  [ ] Officer (give   [ ] Other (specify
    (Last)        (First)       (Middle)     3. I.R.S. Identification  4. Statement for                   title             below)
                                                Number of Reporting       Month/Year                      below)
                                                Person, if an entity
    c/o OXiGENE, Inc.                           (Voluntary)              12/31/02
    321 Arsenal Street                                                                       ------------------------------------
    ---------------------------------------                            -------------------------------------------------------------
                  (Street)                                             5. If Amendment,      7. Individual or Joint/Group Reporting
                                                                          Date of Original            (Check Applicable Line)
                                                                          (Month/Year)       [X] Form Filed by One Reporting Person
    Watertown, Massachuseets     02472                                                       [ ] Form Filed by More than One
    ---------------------------------------                                                      Reporting Person
    (City)        (State)        (Zip)

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                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at end      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                        Amount  (A) or (D)   Price
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Common Stock                 02/02/02     A              80,000     A         (1)         82,000           D                N/A
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*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                    ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                                                                         Page 1 of 2
                                                                                                                    SEC 2270 (01-02)
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FORM 5 (continued)
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship of     Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      Deriv-      Beneficial
   ative     Price of    (Month/    (Instr.   Acquired (A)   and Expir-    of            ative    ative       ative       Ownership
   Secu-     Deriv-      Day/       8)        or Disposed    ation         Under-        Secu-    Secu-       Security:   (Instr. 4)
   rity      ative       Year)                of (D)         Date          lying         rity     rities      Direct
   (Instr.   Security                         (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     (D) or
   3)                                         4, and 5)      Day/          ties          5)       cially      Indirect
                                                             Year)         (Instr.                Owned       (I)
                                                                           3 and 4)               at end      (Instr.
                                                                                                  of          4)
                                                                                                  Year
                                                                                                  (Instr.
                                                                                                   4)
                                    ----------------------------------------------------
                                             (A)    (D)    Date     Expir-  Title Amount
                                                           Exercis- ation         or
                                                           able     Date          Number
                                                                                  of
                                                                                  Shares
                                   -----------------------------------------------------
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Option for
Common Stock   10.00(2)  02/02/02   J(2)           49,144   (3)   12/14/08 Common  49,144   N/A     0          D          N/A
(right to buy)                                                             Stock
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Option for
Common Stock   10.50(2)  02/02/02   J(2)           10,856   (4)    6/29/09 Common  10,856   N/A     0          D          N/A
(right to buy)                                                             Stock
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Option for
Common Stock    7.25(2)  02/02/02   J(2)           20,000   (5)   11/13/10 Common  20,000   N/A     0          D          N/A
(right to buy)                                                             Stock
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Explanation of Responses:

(1) Acquired pursuant to a compensation award stock agreement with OXiGENE, Inc. (the "Company") for past services rendered as a director to the Company.
(2) At the election of Mr. Eppner, the options were forfeited and cancelled as provided in the option agreement between Mr. Eppner and the Company.
     Mr. Eppner disclaims any obligation to report such forfeiting and cancellation of the options and reporting on this Form 5 has been done voluntarily.
(3)  19,657 exercisable as of 12/14/99; 9,829 exercisable as of 11/24/00,
     11/24/01 and 11/24/02 respectively.
(4)  Exercisable in five equal annual installments beginning as of 6/29/00.
(5)  Exercisable in five equal annual installments beginning as of 11/13/01.


                                                         /s/ Gerald A. Eppner                                      02/11/03
                                                     ------------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                    ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                                                                         Page 2 of 2
                                                                                                                    SEC 2270 (01-02)
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